SECURITIES AND EXCHANGE COMMISSION Washington, DC FORM U-6B-2 Certificate of Notification
Filed by a registered holding company or subsidiary thereof pursuant to Rule U-
20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Kansas City Power & Light Company ("KCP&L"), a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of securities ("draft", "promissory note"):

The City of La Cygne, Kansas ("La Cygne") on September 1, 2005, issued $35,922,000 aggregate principal amount of Environmental Improvement Revenue Refunding Bonds (Kansas City Power & Light Company Project) Series 2005 (the "La Cygne 2005 Bonds"). The La Cygne 2005 Bonds were issued in connection with the refunding of the same principal amount of prior bonds issued by La Cygne used to finance a portion of the costs of KCP&L's pollution control facilities at its La Cygne Station. KCP&L has leased its undivided interest in certain facilities at La Cygne Station to La Cygne, and La Cygne has in turn subleased the facilities to KCP&L under instruments dated February 1, 1994, as amended and restated as of September 1, 2005. KCP&L is required under the sublease to make payments of subrentals in amounts that are sufficient to pay when due the principal and premium, if any, and interest on the La Cygne 2005 Bonds.

To secure the La Cygne 2005 Bonds, KCPL issued its Mortgage Bond Series 2005 in the principal amount of $35,922,000 to the trustee of the La Cygne 2005 Bonds.

The City of Burlington, Kansas, ("Burlington") on September 1, 2005, issued $50,000,000 aggregate principal amount of Environmental Improvement Revenue Refunding Bonds (Kansas City Power & Light Company Project) Series 2005 (the "Burlington 2005 Bonds"). The 2005 Bonds were issued in connection with the refunding of the same principal amount of prior bonds issued by Burlington used to finance a portion of the cost of acquisition, construction, installation and equipping of the undivided interest of KCP&L in certain air and water pollution control and solid waste disposal facilities at the Wolf Creek Generating Station. KCP&L has leased its undivided interest in certain facilities at Wolf Creek Generating Station to Burlington, and Burlington has in turn subleased the facilities to KCP&L under instruments dated August 1, 1998, as amended and restated as of September 1, 2005. KCP&L is required under the sublease to make payments of subrentals in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the Burlington 2005 Bonds and certain other bonds issued by Burlington.

This Certificate of Notification is provided with respect to the issuance of the La Cygne 2005 Bonds and Burlington 2005 Bonds to the extent that such may be deemed to be the issuance by KCP&L of a security within the meaning of the Public Utility Holding Company Act, as amended.

2.	Issue, renewal or guaranty:

Issue.

3.	Principal amount of each security:

The aggregate principal amounts of the La Cygne 2005 Bonds, Mortgage Bond Series 2005 and Burlington 2005 Bonds are $35,922,000, $35,922,000 and $50,000,000, respectively.

4.	Rate of interest per annum of each security:

The interest rate on $13,982,000 principal amount of the La Cygne 2005 Bonds is 4.05% through maturity date of March 1, 2015. The interest rate on $21,940,000 principal amount of the La Cygne 2005 Bonds is 4.65% through September 1, 2015. Thereafter, KCP&L will determine the method of determining interest on the bonds in accordance with the terms and conditions of the Indenture of Trust dated as of September 1, 2005, by and between La Cygne and the trustee.

The interest rate on the Mortgage Bond Series 2005 is the same as the interest rate on the La Cygne 2005 Bonds.

The interest rate on the Burlington 2005 Bonds is 4.65% through September 1, 2015. Thereafter, KCP&L will determine the method of determining interest on the bonds in accordance with the terms and conditions of the Indenture of Trust dated as of September 1, 2005, by and between Burlington and the trustee.

5.	Date of issue, renewal or guaranty of each security:

September 1, 2005.

6.	If renewal of security, give date of original issue:

The refunded La Cygne and Burlington bonds were originally issued on February 23, 1994 and August 11, 1998, respectively.

7.	Date of maturity of each security:

$13,982,000 of the La Cygne 2005 Bonds mature on March 1, 2015, and $21,940,000 mature on September 1, 2035. The Mortgage Bond Series 2005 matures on the same dates and in the same amounts as the La Cygne 2005 bonds. The Burlington 2005 Bonds mature on September 1, 2035.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The La Cygne 2005 Bonds and the Burlington 2005 Bonds were sold to J. P. Morgan Securities Inc., BNY Capital Markets, Inc., and PNC Capital Markets, Inc. The Mortgage Bond Series 2005 was issued to The Bank of New York, as trustee under the indenture dated as of September 1, 2005, between the trustee and La Cygne.

9.	Collateral given with each security:

KCP&L issued its Mortgage Bond Series 2005 as security for the repayment of obligations under the amended and restated sublease dated as of September 1, 2005. LaCygne has assigned to the indenture trustee all of its rights under the sublease. KCP&L is required under the sublease to make payments of subrentals in amounts that are sufficient to pay when due the principal and premium, if any, and interest on the La Cygne 2005 Bonds.

Burlington has assigned to the indenture trustee all of its rights under the amended and restated sublease dated as of September 1, 2005. KCPL is required under the sublease to make payments of subrentals in amounts that are sufficient to pay when due the principal and premium, if any, and interest on the Burlington 2005 Bonds, among others.

10.	Consideration given for each security:

The La Cygne 2005 Bonds and Burlington 2005 Bonds were sold at 100% of principal amount.

11.	Application of proceeds of each security:

All proceeds were used to refund the same principal amounts of prior bonds of La Cygne and Burlington. The issue and sale of the securities are solely for the purpose of financing the existing business of KCPL.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a) the provisions contained in the first sentence of Section 6(b) [ ]
b) the provisions contained in the fourth sentence of Section 6(b) [ ]
c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(a).

Kansas City Power & Light Company

By: /s/Terry Bassham_____________
Terry Bassham
Chief Financial Officer

Dated: September 12, 2005.